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                               January 18, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-274435

       Dear Jeffrey Holman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

       Amendment No. 2 to Form S-1 filed December 21, 2023

       Use of Proceeds, page 16

   1. You state that you anticipate using the net proceeds from the offering for potential strategic acquisitions.
Identify the businesses or nature of the businesses sought, the status of any negotiations,
and a brief description of the businesses. Refer to Instruction 6 to
                                                        Item 504 of Regulation
S-K.
       Healthy Choice Wellness Centers, page 23

   2. Please disclose the number and location(s) of currently operational wellness centers. It is unclear how many
centers you currently operate as opposed to those that you intend to open in the future.
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice Wellness Corp.
Comapany
January 18,NameHealthy
            2024        Choice Wellness Corp.
January
Page  2 18, 2024 Page 2
FirstName LastName
Determination of Offering Price, page 26

3. Please revise to indicate whether, and if so, how, the current OTC Pink quotation price of
         HCMC was considered in determining the current range included in the prospectus. We note that the 52-week range for HCMC's quotation is 0.0000 - 0.0002. General

4. Please address any comments issued in our comment letter dated January 18, 2024 for the
         Form S-1 (File No. 333-275209) to the extent applicable to this registration statement.
5. We note your response to prior comment seven. Please advise us whether your underwriter, Maxim Group, has had contact with potential investors concerning the offering or has otherwise engaged in any marketing and/or price discovery activities. Please also revise your disclosure of "when-issued" trading and "regular-way"
         trading to clarify where you expect such trading to occur (ex: OTC Pink Market or NYSE
         American exchange).
6. In your response to prior comment seven you state that Maxim expects to make a market in the HCWC Class A common stock market after the offering but these activities are not related to the firm commitment offering. Please tell us Maxim's planned market-making activities and how this complies with Regulation M.
       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services